Exhibit 99.1

Paragon Shipping Inc. Announces Recent Developments on its Debt Agreements,

Newbuilding Contracts and Other Corporate Actions

April 28, 2016 – Athens, Greece – Paragon Shipping Inc. (“Paragon” or the “Company”) today announced the following updates on its debt agreements, newbuilding contracts and other corporate actions:

Newbuilding Contracts

The Company has entered into an agreement with Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, to extend the deliveries of its three Kamsarmax newbuilding drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142), to September 30, 2016, October 31, 2016 and November 30, 2016, respectively, subject to certain conditions.

Bank of Ireland - Unsecured Paid-in-Kind Note (“PIK Note”)

In January 2016, the Company agreed with Bank of Ireland to apply the total net proceeds from the sale of M/V Kind Seas towards an immediate prepayment of the loan facility. An amount of $2.2 million was written-off and the remaining amount of $2.2 million, plus accrued interest, was converted into a PIK Note. The PIK Note was non-amortizing and had a maturity date of December 31, 2020, at which time it would be repaid at par. Interest on the PIK Note would accrue on a quarterly basis at an interest rate equal to the aggregate of 2.5% and the applicable LIBOR, and would be treated as payment-in-kind. On April 11, 2016, the Company received a notice of cancellation, pursuant to which it was discharged from all of its obligations under the PIK Note.

Other Corporate Actions

On April 26, 2016, the Company and Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, filed a law suit against Tradewinds and their financial reporter, Mr. Joe Brady Stamford for defamation damages. In particular on February 18, 2016, Tradewinds reported that the Company had obtained its Board of Directors approval for filing bankruptcy under Chapter 11. The Company and its Board of Directors declared that the above statement was totally untrue. The Company believes that such false statements had a negative impact on the Company, its reputation and stock price. The lawsuit was submitted before the Prosecutor of the Criminal Court of Athens.

Senior Unsecured Notes due 2021

In relation to the issued and outstanding senior unsecured notes due 2021 that bear interest at a rate of 8.375% per year (“Unsecured Notes”), the Company will not proceed with the interest payment, which is due on May 15, 2016, due to lack of liquidity.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current newbuilding contracts consist of three Kamsarmax drybulk carriers. The Company’s common shares and Unsecured Notes trade on the NASDAQ Capital Market under the symbols “PRGN” and “PRGNL,” respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087